SPROTT ANNOUNCES SECOND QUARTER 2025 RESULTS
TORONTO, ON - August 6, 2025 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2025.
Management commentary
"Sprott’s Assets Under Management (“AUM”) were $40 billion as at June 30, 2025, up 14% from $35.1 billion as at March 31, 2025 and up 27% from $31.5 billion as at December 31, 2024," said Whitney George, Chief Executive Officer of Sprott. "During the quarter we benefited from market value appreciation across our product suite, driven by rising precious metals and uranium prices and strong performance in our managed equities segment. We also reported $1.2 billion in net sales during the quarter, concentrated largely in our physical trusts."

"We are pleased with how our balanced product offerings have performed so far this year, providing clients both safe-haven and growth opportunities. Our AUM is currently at an all-time high and investor allocations to our precious metals and critical materials strategies are steadily increasing with $1.6 billion in net sales during the first half of 2025. Our financial performance has reflected the growth in our asset base as well as our commitment to carefully managing expenses while continuing to invest in growing the business."
Key AUM highlights1
•AUM was $40 billion as at June 30, 2025, up 14% from $35.1 billion as at March 31, 2025 and up 27% from $31.5 billion as at December 31, 2024. On a three and six months ended basis, we benefited from positive market value appreciation across the majority of our fund products and positive net inflows to our physical trusts.
Key revenue highlights
•Management fees were $44.4 million for the quarter, up 16% from $38.3 million for the quarter ended June 30, 2024 and $84.4 million on a year-to-date basis, up 13% from $74.9 million for the six months ended June 30, 2024. Carried interest and performance fees were $14.8 million in the quarter and on a year-to-date basis, up from $0.7 million for the quarter and six months ended June 30, 2024. Net fees were $53.2 million for the quarter, up 54% from $34.4 million for the quarter ended June 30, 2024 and $88.9 million on a year-to-date basis, up 32% from $67.1 million for the six months ended June 30, 2024. Our revenue performance in the quarter and on a six months ended basis was primarily due to higher average AUM on positive market value appreciation and inflows to our precious metals physical trusts. We also benefited from carried interest crystallization on the wind down of a legacy fixed-term exploration LP and performance fee crystallization in an active mining equities fund, both of which were housed in our managed equities segment.
•Commission revenues were $1.7 million for the quarter, down 48% from $3.3 million for the quarter ended June 30, 2024 and $2 million on a year-to-date basis, down 54% from $4.4 million for the six months ended June 30, 2024. Net commissions were $0.8 million for the quarter, down 49% from $1.5 million for the quarter ended June 30, 2024 and $1 million on a year-to-date basis, down 53% from $2 million for the six months ended June 30, 2024. Commission revenue decreased in the quarter and on a six months ended basis primarily due to last year's higher commissions earned on the physical copper trust offering and last year's higher ATM activity in our physical uranium trust.
•Finance income was $1.2 million for the quarter, down 70% from $4.1 million for the quarter ended June 30, 2024 and $2.6 million on a year-to-date basis, down 56% from $5.9 million for the six months ended June 30, 2024. Finance income decreased in the quarter and on a six months ended basis mainly due to last year's syndication activity in the first half of the year in our private strategies segment.
Key expense highlights
•Net compensation expense was $17.8 million for the quarter, up 5% from $16.9 million for the quarter ended June 30, 2024 and $35.3 million on a year-to-date basis, up 7% from $33.1 million for the six months ended June 30, 2024. The increase in the quarter and on a six months ended basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 43% in the quarter (June 30, 2024 - 44%) and 45% on a year-to-date basis (June 30, 2024 - 45%).
Stock-based compensation was $18.6 million for the quarter, up $14.3 million from $4.3 million for the quarter ended June 30, 2024 and $24.8 million on a year-to-date basis, up $15.8 million from $9 million for the six months ended June 30, 2024. The increase in the quarter and on a year-to-date basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
•SG&A expense was $4.8 million for the quarter, down 4% from $5 million for the quarter ended June 30, 2024 and $9 million on a year-to-date basis, down 3% from $9.2 million for the six months ended June 30, 2024. The decrease in the quarter and on a six months ended basis was primarily due to lower technology costs.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income for the quarter was $13.5 million ($0.52 per share), up 1% from $13.4 million ($0.53 per share) for the quarter ended June 30, 2024 and was $25.5 million ($0.99 per share) on a year-to-date basis, up 2% from $24.9 million ($0.98 per share) for the six months ended June 30, 2024. Our flat net income performance was primarily due to a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year, largely offsetting much of the net income we otherwise generated on market appreciation and flows into our physical trusts and carried interest and performance fee crystallizations in our managed equities segment. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 54% in the quarter and 64% on a year-to-date basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.
•Adjusted EBITDA was $25.5 million ($0.99 per share) for the quarter, up 14% from $22.4 million ($0.88 per share) for the quarter ended June 30, 2024 and $47.4 million ($1.83 per share) on a year-to-date basis, up 12% from $42.1 million ($1.66 per share) for the six months ended June 30, 2024. Adjusted EBITDA in the quarter and on a year-to-date basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts. However, offsetting these positives was our finance income being down due to last year's higher syndication fees and our net commissions also being down due to last year's physical copper trust IPO and higher ATM activity in our physical uranium trust.
Subsequent events
•Subsequent to quarter-end, as at August 1, 2025, AUM was $40.1 billion, up slightly from $40 billion as at June 30, 2025.
•On August 5, 2025, the Sprott Board of Directors announced a quarterly dividend of $0.30 per share.

Supplemental financial information
Please refer to the June 30, 2025 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at June 30, 2025 and the Company's financial performance for the three and six months ended June 30, 2025
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Mar. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	10,732	617	614	—	11,963	0.35%
- Physical Silver Trust	6,235	313	382	—	6,930	0.45%
- Physical Gold and Silver Trust	5,764	(26)	326	—	6,064	0.40%
- Precious Metals ETFs	518	70	103	—	691	0.29%
- Physical Platinum & Palladium Trust	196	104	53	—	353	0.50%
	23,445	1,078	1,478	—	26,001	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,262	233	941	—	5,436	0.31%
- Critical Materials ETFs	1,707	5	778	—	2,490	0.49%
- Physical Copper Trust	100	(1)	3	—	102	0.33%
	6,069	237	1,722	—	8,028	0.36%

Total exchange listed products	29,514	1,315	3,200	—	34,029	0.38%

Managed equities (3)	3,378	(61)	566	—	3,883	0.79%

Private strategies	2,185	(83)	27	—	2,129	0.84%

Total AUM (4)	35,077	1,171	3,793	—	40,041	0.45%

6 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,092	2,263	—	11,963	0.35%
- Physical Silver Trust	5,227	393	1,310	—	6,930	0.45%
- Physical Gold and Silver Trust	5,013	(188)	1,239	—	6,064	0.40%
- Precious Metals ETFs	354	113	222	2	691	0.29%
- Physical Platinum & Palladium Trust	168	118	67	—	353	0.50%
	19,370	1,528	5,101	2	26,001	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	233	341	—	5,436	0.31%
- Critical Materials ETFs	2,020	95	375	—	2,490	0.49%
- Physical Copper Trust	90	(1)	13	—	102	0.33%
	6,972	327	729	—	8,028	0.36%

Total exchange listed products	26,342	1,855	5,830	2	34,029	0.38%

Managed equities (3)	2,873	(54)	1,091	(27)	3,883	0.79%

Private strategies	2,320	(198)	7	—	2,129	0.84%

Total AUM (4)	31,535	1,603	6,928	(25)	40,041	0.45%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (53%), high net worth managed accounts (40%) and U.S. value strategies (7%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Management fees	44,446	39,989	41,441	38,968	38,325	36,603	34,485	33,116
Fund expense recoveries	(327)	(279)	(280)	(275)	(260)	(231)	(241)	(249)
Fund expenses	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)
Direct payouts	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)
Carried interest and performance fees	14,807	—	2,511	4,110	698	—	503	—
Carried interest and performance fee payouts	(1,298)	—	(830)	—	(251)	—	(222)	—
Net fees	53,220	35,644	38,573	38,935	34,447	32,677	31,042	29,655

Commissions	1,725	286	819	498	3,332	1,047	1,331	539
Commission expense - internal	(180)	(52)	(146)	(147)	(380)	(217)	(161)	(88)
Commission expense - external	(779)	(47)	(290)	(103)	(1,443)	(312)	(441)	(92)
Net commissions	766	187	383	248	1,509	518	729	359

Finance income	1,213	1,402	1,441	1,574	4,084	1,810	1,391	1,795
Co-investment income	280	151	296	418	416	274	170	462
Less: Carried interest and performance fees (net of payouts)	(13,509)	—	(1,681)	(4,110)	(447)	—	(281)	—
Total net revenues (1)	41,970	37,384	39,012	37,065	40,009	35,279	33,051	32,271
Add: Carried interest and performance fees (net of payouts)	13,509	—	1,681	4,110	447	—	281	—
Gain (loss) on investments	2,703	1,534	(3,889)	937	1,133	1,809	2,808	(1,441)
Fund expenses (2)	3,478	2,511	2,998	2,488	4,100	2,546	2,641	1,832
Direct payouts (3)	3,187	1,654	2,537	1,630	2,039	1,678	1,666	1,560
Fund expense recoveries	327	279	280	275	260	231	241	249
Total revenues	65,174	43,362	42,619	46,505	47,988	41,543	40,688	34,471

Compensation	33,825	19,597	19,672	18,547	19,225	17,955	17,096	16,939
Direct payouts (3)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)	(1,560)
Severance, new hire accruals and other	(32)	(52)	(166)	(58)	—	—	(179)	(122)
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	(12,758)	(412)	71	(114)	(252)	(155)	(157)	79
Net compensation	17,848	17,479	17,040	16,745	16,934	16,122	15,094	15,336
Net compensation ratio	43%	47%	44%	46%	44%	47%	47%	50%

Fund expenses (2)	3,478	2,511	2,998	2,488	4,100	2,546	2,641	1,832
Direct payouts (3)	3,187	1,654	2,537	1,630	2,039	1,678	1,666	1,560
Severance, new hire accruals and other	32	52	166	58	—	—	179	122
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (4)	12,758	412	(71)	114	252	155	157	(79)
Selling, general, and administrative ("SG&A")	4,825	4,127	4,949	4,612	5,040	4,173	3,963	3,817
Interest expense	286	280	613	933	715	830	844	882
Depreciation and amortization	637	541	600	502	568	551	658	731
Foreign exchange (gain) loss	3,263	554	(2,706)	1,028	122	168	1,295	37
Other (income) and expenses	—	—	—	—	(580)	—	3,368	4,809
Total expenses	46,314	27,610	26,126	28,110	29,190	26,223	29,865	29,047
Net income	13,501	11,957	11,680	12,697	13,360	11,557	9,664	6,773
Net income per share	0.52	0.46	0.46	0.50	0.53	0.45	0.38	0.27
Adjusted EBITDA (5)	25,453	21,901	22,362	20,675	22,375	19,751	18,759	17,854
Adjusted EBITDA per share	0.99	0.85	0.88	0.81	0.88	0.78	0.75	0.71
Total assets	439,429	386,131	388,798	412,477	406,265	389,784	378,835	375,948
Total liabilities	93,955	59,986	65,150	82,198	90,442	82,365	73,130	79,705

Total AUM	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159
Average AUM	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250
(1) Prior period net revenues includes revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; Q1 2024 - $465; Q4 2023 - $749; and Q3 2023 - $1,517.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts. Together, these amounts are included in "Compensation" on the income statement.
(4) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2025	Jun. 30, 2024	Jun. 30, 2025	Jun. 30, 2024
Net income for the period	13,501	13,360	25,458	24,917
Net income margin (1)	21%	28%	23%	28%
Adjustments:
Interest expense	286	715	566	1,545
Provision for income taxes	5,359	5,438	9,154	9,201
Depreciation and amortization	637	568	1,178	1,119
EBITDA	19,783	20,081	36,356	36,782
Adjustments:
(Gain) loss on investments (2)	(2,703)	(1,133)	(4,237)	(2,942)
Stock-based compensation (3)	18,587	4,332	24,843	9,023
Foreign exchange (gain) loss	3,263	122	3,817	290
Severance, new hire accruals and other	32	—	84	—
Revaluation of contingent consideration	—	(580)	—	(580)
Carried interest and performance fees	(14,807)	(698)	(14,807)	(698)
Carried interest and performance fee payouts (4)	1,298	251	1,298	251
Adjusted EBITDA (5)	25,453	22,375	47,354	42,126
Adjusted EBITDA margin (6)	61%	58%	60%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter and on a year-to-date basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 54% in the quarter and 64% on a year-to-date basis. The Q2 balance also includes the effect of the new program's requirement to use graded vesting amortization.
(4) Includes both internal and external carried interest and performance fee payouts.
(5) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(6) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($274) for the three months ended June 30, 2024 and ($735) for the six months ended June 30, 2024.

Conference Call and Webcast

A webcast will be held today, August 6, 2025 at 10:00 am ET to discuss the Company's financial results.

To listen to the webcast, please register at: https://edge.media-server.com/mmc/p/s7hknd79

Please note, analysts who cover the Company should register at: https://register-conf.media-server.com/register/BI5667904652564dc48b47adb69137c413

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of fund expense recoveries, fund expenses and direct payouts and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended June 30, 2025. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended June 30, 2025. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com